As Filed with the Securities and Exchange Commission on May 16, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F
Tender Offer Statement Pursuant to Rule 14d-1(b)
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Regalito Copper Corp.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
PPC Canada Enterprises Corp.
(Bidders)
Common Shares, without Par Value
(Title of Class of Securities)
75885H104
(CUSIP Number of Class of Securities (if applicable))

Cameron G. Belsher Farris, Vaughn, Wills & Murphy LLP 2500-700 West Georgia Street Vancouver, B.C. V7Y 1B3 (604) 684-9151	Corporation Service Company 1090 Vermont Avenue NW Washington D.C. 20005	Edwin S. Maynard, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)
April 3, 2006
(Date Tender Offer First Published, Sent or Given to Security Holders)

 2
PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents

Document 1	Offer to Purchase and Circular (including all annexes, appendices and schedules thereto) dated April 3, 2006 (1)

Document 2	Letter of Acceptance and Transmittal (1)

Document 3	Notice of Guaranteed Delivery (1)

Document 4	Notice of Compulsory Acquisition dated May 15, 2006

Document 5	Letter of Acceptance and Transmittal relating to the Compulsory Acquisition
Item 2. Informational Legends
See the inside cover page of the Offer to Purchase and Circular dated
April 3, 2006. (1)

(1)	Previously filed with the bidder’s Schedule 14D-1F (File No. 005-79473) filed April 3, 2006.

May 15, 2006
Dear Shareholders of Regalito Copper Corp.
Re:     Notice of Compulsory Acquisition
          As you are aware, PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Cooper Co., Ltd., made an offer (the “Offer”) to purchase for cash all of the issued and outstanding common shares (the “Regalito Shares”) of Regalito Copper Corp. (“Regalito”) at a price of US$6.00 per Regalito Share.
          The Offer proved to be highly successful. The Offer was endorsed by the board of directors of Regalito and approximately 90.1% of the Regalito Shares were tendered to the Offer and purchased by the Offeror.
          The Offeror now intends to acquire all of the remaining issued and outstanding Regalito Shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia) (the “BCA”). In this regard, please find enclosed the following documents:
1.	Notice of Compulsory Acquisition; and

2.	Letter of Transmittal (printed on GREEN paper).
          Under the provisions of the BCA, you, as a remaining shareholder of Regalito, are entitled to receive the consideration payable under the Offer for your Regalito Shares. Alternatively, pursuant to the BCA, you may apply to the Supreme Court of British Columbia to have the court set the price and terms of payment for your Regalito Shares. A summary of the provisions of the BCA in this regard is set forth in the Offer to Purchase and Circular of the Offeror dated April 3, 2006 and in the enclosed Notice of Compulsory Acquisition. Please review these materials carefully, as they describe certain legal rights and obligations enjoyed by or imposed upon each of the Offeror, Regalito and you, as a remaining shareholder of Regalito.
          If you have already sent a completed Letter of Transmittal in the form which accompanied the Offer to Purchase and Circular, you are receiving this material because either: (i) your Letter of Transmittal was received after the expiry time of the Offer; or (ii) your Letter of Transmittal was deficient in some manner. Please contact Pacific Corporate Trust Company at (604) 689-9853 to confirm the status of your original deposit.
          Thank you for your attention to this matter.
Yours truly,
PPC CANADA ENTERPRISES CORP.
(signed) EIJI KATO
Chief Executive Officer & Director

NOTICE OF COMPULSORY ACQUISTION
of all the Outstanding Common Shares of Regalito Copper Corp.
May 15, 2006
VIA MAIL

TO:	Shareholders (“Regalito Shareholders”) of Regalito Copper Corp. (“Regalito”) who did not accept the offer dated April 3, 2006 made by PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd.
PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO
On April 3, 2006, the Offeror made an offer (the “Offer”) to purchase for cash all of the issued and outstanding common shares (the “Regalito Shares”) of Regalito at a price of US$6.00 per Regalito Share.
The Offer indicated that if the Offeror acquired pursuant to the Offer not less than 90% of the Regalito Shares other than Regalito Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates, then the Offeror will elect to acquire, pursuant to the provisions of section 300 of the Business Corporations Act (British Columbia) (“BCA”), the remainder of the Regalito Shares (the “Remaining Shares”) held by each Regalito Shareholder who did not accept the Offer (a “Remaining Shareholder”, which definition includes any person who subsequently acquired any of such Remaining Shares), on the same terms, including price, as the Regalito Shares that were acquired under the Offer (the “Compulsory Acquisition”).
You are shown on the records of Regalito as being a Remaining Shareholder.
The Offeror is hereby exercising its rights under the BCA to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300 of the BCA that:
(a)	the Offer was accepted by shareholders of Regalito (the “Accepting Shareholders”) who, in the aggregate, hold at least 90% of the Regalito Shares, other than Regalito Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates;

(b)	the Offeror has taken-up and paid for the Regalito Shares held by the Accepting Shareholders;

(c)	under the BCA, upon sending this Notice to a Remaining Shareholder, the Offeror is, subject to (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same price and on the same terms as the Offer; and

(d)	a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for his or her Remaining Shares, and any consequential orders or directions that the Court considers appropriate.
Where the Court has not, on application made by a Remaining Shareholder to whom this Notice was given, ordered otherwise, the Offeror must, no earlier than two months from the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Regalito and forward to Regalito the full amount of consideration payable by the Offeror for the Remaining Shares that the Offeror is entitled to acquire. On receiving such notice and amount, Regalito must register the Offeror as a shareholder of Regalito with respect to all Remaining Shares. The amount received by Regalito from the Offeror will be held by Regalito, or a court approved trustee, in trust for the Remaining Shareholders.
The Offeror intends to pay the full amount for, and become registered as a shareholder with respect to, the Remaining Shares on July 17, 2006. In order to prevent a delay in receiving the purchase price for Remaining Shares, the Offeror recommends that Remaining Shareholders complete the enclosed Letter of Transmittal and return it together with the share certificate(s) representing his or her Remaining Shares to the Offeror and Regalito, c/o Pacific Corporate Trust Company (“PCTC”), at the address set forth in the instructions for delivery, within two months of the date of this Notice. See the instructions to this Notice.
Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to this Notice.
The foregoing is only a summary of the Compulsory Acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCA. Remaining Shareholders should refer to Section 300 of the BCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Section 300 of the BCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.
Yours truly,
PPC CANADA ENTERPRISES CORP.
(signed) EIJI KATO
Chief Executive Officer & Director

INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION
The Offeror recommends that within two months of the date of this Notice, a Remaining Shareholder desiring to:
(A)	receive the purchase price for his or her Remaining Shares without delay pursuant to subparagraph (c) above should complete the enclosed Letter of Transmittal and deliver the same to the Offeror and Regalito, c/o PCTC, together with the certificate(s) representing his or her Regalito Shares; or

(B)	apply to the Court pursuant to subparagraph (d) above for an order setting the price and terms of payment for his or her Remaining Shares, and any consequential orders or directions that the Corut considers appropriate.
Letters of Transmittal should be delivered c/o PCTC by registered mail, hand or courier to the following address:
PACIFIC CORPORATE TRUST COMPANY
By Mail, Hand or Courier:
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services
Fax: (604) 689-8144
Telephone: (604) 689-9853
E-mail: pacific@pctc.com

LETTER OF TRANSMITTAL

TO:	PPC CANADA ENTERPRISES CORP.
AND TO:	REGALITO COPPER CORP.
in both cases, c/o Pacific Corporate Trust Company
     Reference is made to the Notice of Compulsory Acquisition of PPC Canada Enterprises Corp. (the “Offeror”) dated May 15, 2006 relating to the offer made by the Offeror dated April 3, 2006 (the “Offer”) to purchase all of the outstanding common shares (the “Regalito Shares”) of Regalito Copper Corp. on the terms and for the consideration set forth in the Offer.
     The undersigned holder of Regalito Shares hereby transfers his or her Regalito Shares to the Offeror on the same terms on which the Offeror acquired the Regalito Shares under the Offer, and the undersigned holder of Regalito Shares hereby surrenders the enclosed share certificate(s), details of which are as follows, such shares being all of the Regalito Shares held by the undersigned.
DESCRIPTION OF REGALITO SHARES SURRENDERED
(if the space provided is insufficient, please attach a list in the form below)

Certificate No.	Name of Registered Shareholder	Number of Shares

PLEASE PROVIDE THE INFORMATION REQUESTED IN THE BOX BELOW:

Name:

Address:

Telephone (Business Hours):	Social Insurance, Social Security, or Taxpayer Identification Number (as applicable):

BLOCK A
☐ ISSUE CHEQUE IN THE NAME OF: (please print)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone-Business Hours)

(Social Insurance or Social Security Number)

BLOCK B
☐ SEND CHEQUE (Unless Block “D” is checked) TO:

(Name)

(Street Address and Number)

(City and Province or State)

Country and Postal (Zip) Code

BLOCK C
☐ U.S. RESIDENTS/CITIZENS MUST PROVIDE
THEIR TAXPAYER IDENTIFICATION NUMBER:

BLOCK D
☐ HOLD CHEQUE FOR PICK-UP AT PACIFIC
CORPORATE TRUST COMPANY

Signature guaranteed by (if required under Instruction 4):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Dated:

Signature of Shareholder or Authorized Representative
(see Instruction 4 and 5)

Name of Shareholder (please print or type)

Name of Authorized Representative (please print or type)
(if applicable)

Daytime telephone number of Shareholder or Authorized
Representative

Daytime facsimile number of Shareholder or Authorized
Representative

BLOCK E
SUBSTITUTE
Form W-9
Department of the Treasury, Internal Revenue Service (“IRS”)
Request for Taxpayer Identification Number (“TIN”) and Certification
Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW

Part 2 -
Certification-Under penalties of perjury, I certify that: (1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) after being so notified, the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a United States person (including a United States resident alien).

Signature:

Name:

Date:

Address:

(Please Print)
Social Security Number

OR

Employer Identification Number

Part 3 -
Awaiting TIN ☐

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature:	Date:

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help you determine the number to give the payer.

For this type of account:		Give the SOCIAL SECURITY number of -

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.	(a) The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

	(b) So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or single-owner LLC	The owner(3)

For this type of account:		Give the EMPLOYER IDENTIFICATION number of -

6.	Sole proprietorship or single-owner LLC	The owner(3)

7.	A valid trust, estate, or pension trust	The legal entity(4)

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s Social Security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your Social Security number or Employer Identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number
     If you do not have a Taxpayer Identification Number (“TIN”), you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an individual taxpayer identification number, or Form SS-4, Application for Employer Identification Number, to apply for an Employer Identification number. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.
Payees Exempt from Backup Withholding
     Payees specifically exempted from backup withholding on ALL payments include the following:
•	An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

•	The United States or any of its agencies or instrumentalities.

•	A state, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency, or instrumentality thereof.
     Other payees that may be exempt from backup withholding include:
•	A corporation.

•	A financial institution.

•	A trust exempt from tax under Section 664 of the Code or described in Section 4947 of the Code.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A middleman known in the investment community as a nominee or custodian.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•	A real estate investment trust.

•	A common trust fund operated by a bank under Section 584(a) of the Code.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A foreign central bank of issue.
     Payments of dividends not generally subject to backup withholding include the following:
•	Payments to non-resident aliens subject to withholding under Section 1441 of the Code.

•	Payments to partnerships not engaged in a trade or business in the United States and which have at least one non-resident partner.

•	Payments made by certain foreign organizations.
     Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TIN, WRITE “EXEMPT” ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.
     Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041A, 6044, 6045, 6049, 6050A and 6050N of the Code and the regulations promulgated thereunder.
     Privacy Act Notice. Section 6109 requires most recipients of dividends, interest, or other payments to give TINs to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.
Penalties
(1)	Penalty for Failure to Furnish TIN. If you fail to furnish your TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	Criminal Penalty for Falsifying Information. Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
FOR ADDITIONAL INFORMATION CONTACT YOUR
TAX CONSULTANT OR THE IRS

INSTRUCTIONS TO LETTER OF TRANSMITTAL
1.	This Letter of Transmittal should be completed and returned by registered mail, hand or courier, together with the certificate(s) representing your Regalito Shares, to Pacific Corporate Trust Company (“PCTC”) at the following address:
PACIFIC CORPORATE TRUST COMPANY
By Mail, Hand or Courier:

510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services

Fax: (604) 689-8144
Telephone: (604) 689-9853
E-mail: pacific@pctc.com
2.	Share certificate(s) accompanying this Letter of Transmittal need NOT be signed, endorsed or accompanied by a share transfer power of attorney.

3.	If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to PCTC together with a letter describing the loss. PCTC will contact you to advise of the replacement requirements.

4.	If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Regalito Shares (see Block “A”), or the cheque is to be sent to an address other than the address of the registered owner(s) (see Box “B”) as shown on the register of shareholders maintained by Regalito, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Regalito and PCTC (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the National Association of Securities Dealers or banks and trust companies in the United States).

5.	Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Regalito or PCTC, at their discretion, may require additional evidence of authority or additional documentation.

6.	Under United States federal income tax law, a Regalito Shareholder that is a United States person for United States federal income tax purposes (for the purposes of this Instruction 6, “Shareholder” means a Regalito Shareholder that is a United States person for United States federal income tax purposes) whose Deposited Regalito Shares are purchased pursuant to the Offeror’s Notice relating to the Offer may be subject to backup withholding on the cash proceeds received by that Regalito Shareholder at a rate of 28%. A United States person is: (i) an individual who is a citizen or resident of the United States; (ii) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust: (a) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (b) if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

To prevent backup withholding, a Regalito Shareholder is required to notify PCTC of the Regalito Shareholder’s current taxpayer identification number (“TIN”) by completing Block “E”, Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such Regalito Shareholder is awaiting receipt of a TIN), and that: (i) the Regalito Shareholder has not been notified by the Internal Revenue Service (“IRS”) that the Regalito Shareholder is subject to backup withholding as a result of failure to report all interest or dividends; or (ii) after being so notified, the IRS has notified the Regalito Shareholder that the Regalito Shareholder is no longer subject to backup withholding. If PCTC is not provided with the correct TIN, such Regalito Shareholder may be subject to a $50 penalty imposed by the IRS and payments that are made to such Regalito Shareholder pursuant to the Offer may be subject to backup withholding (see below).

Each Regalito Shareholder is required to give PCTC the TIN (e.g., Social Security number or Employer Identification number) of the record holder of the Regalito Shares. If the Regalito Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report. A Regalito Shareholder who does not have a TIN may check the box in Part 3 of the Substitute Form W-9 if such Regalito Shareholder has applied for a number or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the Regalito Shareholder must also complete the “Certificate of Awaiting Taxpayer Identification Number” below in order to avoid backup withholding. If the box is checked, payments made will be subject to backup withholding unless the Regalito Shareholder has furnished PCTC with his or her TIN by the time payment is made. A Regalito Shareholder who checks the box in Part 3 in lieu of furnishing a TIN should furnish PCTC with the shareholder’s TIN as soon as it is received.

Certain Regalito Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a Regalito Shareholder who is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, signing and dating the form, and writing “exempt” on the face of the form.

All Regalito Shareholders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

If backup withholding applies, PCTC is required to withhold 28% of any payments to be made to the Regalito Shareholder. Backup withholding is not an additional tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the IRS. PCTC cannot refund amounts withheld by reason of backup withholding.

Note: failure to complete and return the Substitute Form W-9 may result in backup withholding of 28% of any payments made to you pursuant to the Offer. Please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional details.

7.	Any questions should be directed to PCTC by telephone at the number provided above.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
1.1	Press Release dated May 9, 2006 (2)

(2)	Not Applicable

(3)	Not Applicable
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
2.          Consent to Service of Process
(a)	On April 3, 2006, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the bidder’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the bidder.

(2)	Previously filed with the bidder’s Amendment No. 1 to Schedule 14D-1F (File No. 005-79473) filed May 10, 2006.

PART IV
SIGNATURES
     By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the bidder’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPC CANADA ENTEPRISES CORP.
/s/ Eiji Kato
Name:	Eiji Kato
Title:	Chief Executive Officer and Director

Date: May 15, 2006

EXHIBIT INDEX
1.1	Press Release dated May 9, 2006. (1)

(1)	Previously filed with the bidder’s Amendment No. 1 to Schedule 14D-1F (File No. 005-79473) filed May 10, 2006.